FORM C Electronic Signature on Behalf of Rustik 77I LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfundlng (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned

Rustik 77, LLC

TIN'

Fiscal Year End (mm/dd) _/_

By: _Frantz Metellu_

Signature
CEO

Pursuant to the requnrements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been Signed by the follownng persons in the capacities and onthe dates Indicated

Frantz Metellus

Print Name
CEO, Princip   Financual Officer/Treasurer,
Princig   ntlng Officer/Comptroller

Signature
CEO, Principal Financial   Officer/Treasurer,
Principal Accounting   Officer/Comptroller

8/11/17

Date   '   \